EMX Royalty Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited)

June 30, 2025

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Financial Position

	As at June 30,	As at December 31,
	2025	2024

Assets

Cash and cash equivalents	$17,158	$26,773
Investments (Note 3)	6,745	6,034
Trade receivables and other assets (Note 4)	10,688	13,982
Total current assets	34,591	46,789

Restricted cash	144	144
Trade receivables and other assets (Note 4)	1,698	2,938
Investment in SLM California (Note 5)	60,437	61,126
Royalty and other property interests (Note 6)	48,887	44,771
Property and equipment	625	706
Deferred charges	453	429
Total non-current assets	112,244	110,114

Total Assets	$146,835	$156,903

Liabilities

Accounts payable and accrued liabilities (Note 7)	$3,158	$4,450
Advances from joint venture partners	217	413
Derivative liabilities (Note 8)	1,028	425
Total current liabilities	4,403	5,288

Loan payable (Note 9)	24,622	34,550
Deferred income tax liability	1,761	1,585
Total non-current liabilities	26,383	36,135

Total Liabilities	30,786	41,423

Shareholders' Equity

Capital stock (Note 10)	159,451	159,525
Reserves	17,082	18,341
Deficit	(60,484)	(62,386)
Total Shareholders' Equity	116,049	115,480

Total Liabilities and Shareholders' Equity	$146,835	$156,903
Nature of operations (Note 1)

Approved on behalf of the Board of Directors on August 6, 2025

Signed:	"David M Cole"	Director	Signed:	"Sunny Lowe"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Income (Loss)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Revenue and other income (Note 11)	$6,239	$6,005	$14,661	$12,245

Costs and expenses
General and administrative (Note 12)	1,616	1,694	3,786	3,842
Royalty generation and project evaluation, net (Note 13)	2,176	2,907	4,678	5,841
Depletion, depreciation, and direct royalty taxes	1,063	1,369	3,392	3,788
Share-based payments (Note 14)	409	872	1,291	1,049
	5,264	6,842	13,147	14,520

Income (loss) from operations	975	(837)	1,514	(2,275)

Gain on revaluation of investments	720	1,142	1,466	1,226
Loss on sale of marketable securities	(550)	(1,535)	(896)	(1,946)
Loss on revaluation of derivative liabilities (Note 8)	(400)	(66)	(562)	(107)
Equity income from investment in SLM California (Note 5)	1,334	1,411	3,014	2,208
Foreign exchange gain (loss)	413	(139)	620	(255)
Impairment charges (Note 6)	(635)	-	(736)	(45)
Gain on revaluation of receivables, net	176	-	176	-
Finance expense (Note 9)	(516)	(1,080)	(1,197)	(2,145)
Other losses (Notes 9 and 15)	(31)	(2,326)	(31)	(2,326)

Income (loss) before income taxes	1,486	(3,430)	3,368	(5,665)

Deferred income tax expense	(93)	(165)	(176)	(10)
Income tax expense	(751)	(427)	(1,290)	(574)

Income (loss) for the period	$642	$(4,022)	$1,902	$(6,249)

Basic income (loss) per share (Note 16)	$0.01	$(0.04)	$0.02	$(0.06)
Diluted income (loss) per share (Note 16)	$0.01	$(0.04)	$0.02	$(0.06)

Weighted average no. of shares outstanding - basic (Note 16)	108,712,259	113,076,261	109,001,557	112,664,381
Weighted average no. of shares outstanding - diluted (Note 16)	109,272,204	113,076,261	109,317,587	112,664,381

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30,
	2025	2024

Cash flows from operating activities
Income (loss) for the period	$1,902	$(6,249)
Items not affecting operating activities:
Interest income	(562)	(878)
Effect of exchange rate changes on cash and cash equivalents	4	151
Items not affecting cash:
Gain on revaluation of investments	(1,466)	(1,226)
Equity income from investment in SLM California (Note 5)	(3,014)	(2,208)
Share-based payments (Note 14)	1,691	1,543
Deferred income tax expense	176	10
Depletion and depreciation	3,291	3,743
Finance expense (Note 9)	1,197	2,145
Shares received pursuant to property agreements	(93)	(51)
Other non-cash movements (Note 20)	1,545	1,865

Changes in non-cash working capital items (Note 20)	3,510	1,668
Total cash provided by operating activities	8,181	513

Cash flows from investing activities
Dividends and other distributions (Note 5)	3,703	3,579
Acquisition of royalty and other property interests, net (Note 6)	(8,096)	(80)
Purchase of investment in SLM California (Note 5)	-	(4,742)
Proceeds from sale of fair value through profit and loss investments, net	386	1,359
Other movements (Note 20)	116	217
Total cash provided by (used in) investing activities	(3,891)	333

Cash flows from financing activities
Loan repayments (Note 9)	(10,000)	-
Interest paid (Note 9)	(1,156)	(1,227)
Purchase of common shares returned to treasury (Note 10)	(4,996)	(206)
Proceeds from exercise of options and settlement of RSUs, net	2,251	1,512
Deferred financing costs	-	(30)
Total cash provided by (used in) financing activities	(13,901)	49

Effect of exchange rate changes on cash and cash equivalents	(4)	(151)

Change in cash and cash equivalents	(9,615)	744
Cash and cash equivalents, beginning	26,773	20,677

Cash and cash equivalents, ending	$17,158	$21,421
Supplemental disclosure with respect to cash flows (Note 20)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Shareholders' Equity

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2024	110,280,332	$159,525	$18,341	$(62,386)	$115,480
Shares issued for exercise of stock options	1,399,861	4,083	(1,641)	-	2,442
RSUs issued	237,303	839	(1,030)	-	(191)
Share-based payments	-	-	1,412	-	1,412
Common shares returned to treasury	(2,681,960)	(4,996)	-	-	(4,996)
Income for the period	-	-	-	1,902	1,902

Balance as at June 30, 2025	109,235,536	$159,451	$17,082	$(60,484)	$116,049

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2023	112,234,040	$160,913	$18,620	$(59,098)	$120,435
Shares issued for exercise of stock options	1,315,000	2,558	(924)	-	1,634
RSUs issued	164,500	1,535	(1,657)	-	(122)
Share-based payments	-	-	1,543	-	1,543
Common shares returned to treasury	(106,276)	(206)	-	-	(206)
Shares issued for royalty	30,000	45	-	-	45
Loss for the period	-	-	-	(6,249)	(6,249)

Balance as at June 30, 2024	113,637,264	$164,845	$17,582	$(65,347)	$117,080

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
1. Nature of Operations
EMX Royalty Corporation (the "Company" or "EMX") together with its subsidiaries, is in the business of acquisition and management of royalties, strategic investments, and organically generating royalties derived from a portfolio of mineral property interests. The Company's royalty and exploration portfolio mainly consists of properties in North America, Türkiye, Europe, Australia, Morocco and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and on the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.
These condensed consolidated interim financial statements of the Company are presented in United States dollars, unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. Statement of Compliance and Summary of Material Accounting Policies
Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB").
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation.
Summary of Material Accounting Policies
These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2024.
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
Critical Accounting Judgments and Significant Estimates and Uncertainties
The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025, are consistent with those applied in the Company's audited consolidated financial statements for the year ended December 31, 2024.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
2. Statement of Compliance and Summary of Material Accounting Policies (continued)
New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after January 1, 2026, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

3. Investments
As at June 30, 2025, and December 31, 2024, the Company had the following investments:

	June 30,	December 31,
	2025	2024
Marketable securities	$2,177	$2,040
Warrants	498	182
Private company investments	4,070	3,812
Total investments	$6,745	$6,034
The Company may purchase investments and receives investments as proceeds related to various property agreements, and may sell its holdings to the market where appropriate. During the six months ended June 30, 2025, the Company realized $386 (2024 - $1,359) in proceeds from sales of investments.

4. Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
4. Trade Receivables and Other Assets (continued)
As at June 30, 2025, and December 31, 2024, trade receivables and other assets were as follows:

	June 30,	December 31,
	2025	2024
Royalty revenue receivable	$9,331	$5,919
Refundable taxes	243	254
Recoverable royalty generation expenditures and advances	238	815
Deferred compensation	1,600	9,251
Reclamation deposits	224	250
Prepaid expenses, deposits and other	750	431
Total receivables and other assets	12,386	16,920
Less: current portion	(10,688)	(13,982)
Non-current portion	$1,698	$2,938
Non-current trade receivables and other assets are comprised of the deferred payments from Aftermath Silver Ltd. ("Aftermath") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.
As at June 30, 2025, the Company has no material reclamation obligations and holds bonds to cover any non material reclamation requirements as required by local administrations. Once reclamation of the properties is complete, the bonds will be returned to the Company.
The following table summarizes the Company's deferred compensation as at June 30, 2025 and changes during the six months then ended:

	Aftermath	AbraSilver	First Nordic Metals	Total
Balance as at December 31, 2024	$2,689	$6,562	$-	$9,251
Interest accretion	126	203	2	331
Amount received	(1,500)	(6,850)	-	(8,350)
Gain on sale of subsidiary	-	-	158	158
Foreign Exchange	-	-	2	2
Gain on revaluation of receivables	123	85	-	208
Balance as at June 30, 2025	1,438	-	162	1,600
Less: current portion	-	-	(126)	(126)
Non-current portion	$1,438	$-	$36	$1,474
During the period, the Company received an early repayment of $6,850 from AbraSilver in exchange for a reduced total obligation from the original $7,000. The Company also received an early repayment of $1,500 from Aftermath in exchange for a reduction of $100 on the remaining balance due in November 2026, now totaling $1,650.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
5. Investment in SLM California
The Company owns a 42.7% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California"), a private Chilean entity, which owns 67.5% of a 2.88% Net Smelter Return ("NSR") royalty on the Caserones mine. Through its ownership in SLM California, the Company holds an effective 0.8306% NSR royalty on the Caserones mine.
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	June 30,	December 31,
	2025	2024
Total assets	$10,056	$10,994
Total liabilities	(3,566)	(5,870)
Net assets	6,490	5,124
The Company's ownership %	42.7	42.7
Acquisition fair value and other adjustments	57,664	58,937
Carrying amount of investment in SLM California	$60,437	$61,126

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Royalty revenue	$5,727	$6,442	$12,762	$11,247
Net income	3,122	3,303	7,054	5,167
The Company's ownership %	42.7	42.7	42.7	42.7
Company's share of net income of SLM California	$1,334	$1,411	$3,014	$2,208
During the three and six months ended June 30, 2025, the Company’s share of the royalty revenue in SLM California totaled $2,447 and $5,453 respectively (2024 – $2,753 and $4,806 respectively).
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	June 30,	December 31,
	2025	2024
Opening Balance	$61,126	$58,827
Capital investment	–	4,742
Company's share of net income of SLM California	3,014	4,329
Distributions	(3,703)	(6,772)
Ending Balance	$60,437	$61,126

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests
As at and for the six months ended June 30, 2025:

	Country	December 31, 2024	Net Additions (Recoveries)	Depletion	Impairment	June 30, 2025	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$23,959	$-	$(3,067)	$-	$20,892	$43,746	$(22,854)
Diablillos	Argentina	6,582	564	-	-	7,146	7,224	(78)
Leeville	USA	3,717	-	(176)	-	3,541	38,869	(35,328)
Chapi	Peru	3,404	7,082	-	-	10,486	10,486	-
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Revelo Portfolio	Chile	349	-	-	-	349	401	(52)
Timok	Serbia	139	-	(1)	-	138	195	(57)
Other*	Various	1,807	450	-	-	2,257	2,666	(409)
		42,699	8,096	(3,244)	-	47,551	106,596	(59,045)
Other Property Interests
Perry Portfolio	Canada	345	-	-	(101)	244	2,199	(1,955)
Revelo Portfolio	Chile	761	-	-	(635)	126	761	(635)
Other*	Various	966	-	-	-	966	3,324	(2,358)
		2,072	-	-	(736)	1,336	6,284	(4,948)
Total		$44,771	$8,096	$(3,244)	$(736)	$48,887	$112,880	$(63,993)
*Included in other are various royalty and other property interests held in Armenia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries and impairment charges.
As at and for the year ended December 31, 2024:

	Country	December 31, 2023	Net Additions (Recoveries)	Depletion	Impairment	December 31, 2024	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$29,901	$-	$(5,942)	$-	$23,959	$43,746	$(19,787)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Leeville	USA	4,141	-	(424)	-	3,717	38,869	(35,152)
Chapi	Peru	-	3,404	-	-	3,404	3,404	-
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Revelo Portfolio	Chile	401	(52)	-	-	349	401	(52)
Timok	Serbia	141	-	(2)	-	139	195	(56)
Other*	Various	2,308	(165)	-	(336)	1,807	2,216	(409)
		46,216	3,187	(6,368)	(336)	42,699	99,064	(56,365)
Other Property Interests
Perry Portfolio	Canada	498	(90)	-	(63)	345	2,199	(1,854)
Revelo Portfolio	Chile	709	52	-	-	761	761	-
Other*	Various	676	290	-	-	966	3,324	(2,358)
		1,883	252	-	(63)	2,072	6,284	(4,212)
Total		$48,099	$3,439	$(6,368)	$(399)	$44,771	$105,348	$(60,577)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries, impairment charges and translation adjustments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests (continued)
Royalty Interest
Timok Royalty
EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok Royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Türkiye, which include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of production of 25,000 gold-equivalent sulfide ounces, a $3,000 milestone payment will become payable, with a second $3,000 milestone payment becoming payable on the first anniversary of the sulfide production milestone.
Leeville Royalty
The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement. The Balya royalty property is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş., a private Turkish company.
Gold Bar South Royalty
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a sediment-hosted, oxide gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.
Chapi Royalty
During 2025, the Company increased its NSR royalty on the Chapi Copper mine located in southern Peru from 1% to 2% for an additional purchase price of $7,000.

7. Accounts Payable & Accrued Liabilities

	June 30,	December 31,
	2025	2024
Trade payable & accrued liabilities	$1,037	$2,212
Income taxes payable	1,829	2,238
Deferred share unit liability	292	-
Ending Balance	$3,158	$4,450
During the six months ended June 30, 2025, the Company granted 116,000 deferred share units ("DSUs") to independent directors of the Company. These DSUs are cash-settled and only redeemable upon the retirement, resignation or replacement of the director. As at June 30, 2025, 116,000 DSUs were outstanding.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
8. Derivative Liabilities
The Company recognizes a liability on warrants issued in a private placement where the exercise price is denominated in Canadian dollars (C$). As at June 30, 2025, the fair value of derivative liabilities was $1,028 (December 31, 2024 - $425). During the six months ended June 30, 2025, the Company recognized a loss of $562 (2024 - $107) on the revaluation of derivative liabilities.
The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	June 30,	December 31,
	2025	2024
Risk free interest rate (%)	2.59	2.92
Expected life (years)	1.79	2.28
Expected volatility (%)	34.67	35.97
Dividend yield	-	-
During the six months ended June 30, 2025, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at June 30, 2025:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	3,812,121	3,812,121

9. Loan Payable
Franco-Nevada Credit Facility
In August 2024, the Company entered into a $35,000 credit agreement with Franco-Nevada Corp. ("Franco") with a maturity date of July 1, 2029. Depending on the Company's net debt to adjusted EBITDA ratio, the principle balance of the facility is subject to interest at the Secured Overnight Financing Rate ("SOFR") plus 3.00% to 4.25% per annum.
The loan is secured by a general security agreement over the assets of EMX and share pledges by EMX and certain of its subsidiaries or other equity interests, with Franco retaining the ability, at any time, to designate certain material subsidiaries of the Company to be guarantors of the loan and provide similar security. Certain covenants under the credit agreement, including restrictions on incurring indebtedness and encumbrances, shall apply to the Company and its subsidiaries.
Upon closing, the Company used the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility and for general working capital purposes.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
9. Loan Payable (continued)
The following table summarizes the changes to the Company's loan payable during the six months then ended June 30, 2025:

Franco-Nevada Credit Facility
Balance as at December 31, 2024	$34,550
Loan repayment	(10,000)
Interest accretion	1,197
Interest paid	(1,156)
Loss on debt modification	31
Balance as at June 30, 2025	$24,622
For the six months ended June 30, 2025, the Company recognized interest expense of $1,197 (2024 - $2,145) on the loans which was included in finance expenses.

10. Shareholders' Equity
Authorized
As at June 30, 2025, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the six months ended June 30, 2025, the Company:
•Issued 1,399,861 common shares for gross proceeds of $2,442 pursuant to the exercise of stock options.
•Issued 237,303 common shares with a value of $839 pursuant to a restricted share unit plan.
•Repurchased and cancelled 2,681,960 common shares at a cost of $4,996, pursuant to the Company's Normal Course Issuer Bid.
During the six months ended June 30, 2024, the Company:
•Issued 30,000 common shares valued at $45 related to the acquisition of a royalty in Finland.
•Issued 1,315,000 common shares for gross proceeds of $1,634 pursuant to the exercise of stock options.
•Issued 164,500 common shares with a value of $1,535 pursuant to a restricted share unit plan with certain executives and management of the Company.
•Repurchased 106,276 common shares at a cost of $206 which were returned to treasury and cancelled pursuant to the Company's Normal Course Issuer Bid.
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
During the six months ended June 30, 2025, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2024	7,614,900	$2.85
Granted	840,500	2.92
Exercised	(1,748,600)	2.61
Forfeited	(240,500)	2.62
Balance as at June 30, 2025	6,466,300	$2.92
The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2025:

	Outstanding			Exercisable
Exercise prices (C$)	Number of Options	Weighted average exercise price (C$)	Weighted average remaining life (years)	Number of Options	Weighted average exercise price (C$)	Weighted average remaining life (years)
2.21 - 2.50	1,418,900	2.47	3.86	1,418,900	2.47	3.86
2.51 - 2.80	2,702,400	2.56	2.48	2,702,400	2.56	2.48
2.81 - 3.10	785,000	2.92	4.75	773,750	2.92	4.75
3.50 - 3.80	469,000	3.65	1.10	469,000	3.65	1.10
4.11 - 4.40	1,091,000	4.11	0.85	1,091,000	4.11	0.85
Total	6,466,300	2.92	2.68	6,455,050	2.92	2.68
As at June 30, 2025, the weighted average remaining useful life of exercisable stock options was 2.68 (December 31, 2024 - 2.46).
The weighted average fair value of the stock options granted during the six months ended June 30, 2025 was C$1.21 (2024 - C$1.09) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six months ended June 30,
	2025	2024
Risk free interest rate (%)	2.61	3.36
Expected life (years)	5.0	5.0
Expected volatility (%)	43.4	45.8
Dividend yield (%)	-	-
Restricted share units
In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, consultants directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
Restricted share units with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date subject to achievement of performance conditions relating to the Company's total shareholder return and certain other operational milestones. The number of RSUs determined to have vested as at the evaluation date will entitle the holder to acquire for no additional consideration, between zero and one and a half common shares of the Company.
The following table summarizes information about the RSUs with performance criteria which were outstanding at June 30, 2025:

Evaluation Date	December 31, 2024	Granted	Vested	Expired/Cancelled	June 30, 2025
December 31, 2024	500,000	-	(250,000)	(250,000)	-
December 31, 2025	562,000	-	(28,360)	(19,640)	514,000
December 31, 2026	647,000	-	(16,176)	(40,824)	590,000
December 31, 2027	-	483,000	(1,140)	(36,860)	445,000
Total	1,709,000	483,000	(295,676)	(347,324)	1,549,000
On March 31, 2025, based on the achievement performance as evaluated by the Compensation Committee of the Board of Directors of the Company, it was ascertained that 250,000 RSU's with an evaluation date of December 31, 2024 had vested based on preset performance criteria previously established on the grant date.
Restricted share units with no performance criteria
RSUs with no performance criteria will entitle the holder to acquire one common share of the Company for no additional consideration and will vest in three equal tranches on the first, second and third anniversaries of the date of grant.
The following table summarizes information about the RSUs with no performance criteria which were outstanding at June 30, 2025:

Number
Balance as at December 31, 2024	182,000
Granted	358,000
Vested	(45,000)
Forfeited	(19,000)
Balance as at June 30, 2025	476,000
Normal Course Issuer Bid
During the six months ended June 30, 2025, the Company repurchased and cancelled 2,681,960 common shares at a cost of $4,996, pursuant to the Company's Normal Course Issuer Bid.
On March 26, 2025, the Company commenced a new Normal Course Issuer Bid ("NCIB"). Under the new NCIB, the Company may purchase for cancellation up to 5,440,027 common shares over a twelve-month period commencing on April 1, 2025. The NCIB will expire no later than March 31, 2026.
Subsequent to period end, the Company repurchased 400,929 common shares under the new NCIB for a total cost of $1,158.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
11. Revenue and Other Income
During the three and six months ended June 30, 2025 and 2024 the Company had the following sources of revenue and other income:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Royalty revenue*	$5,767	$5,083	$13,512	$10,687
Option and other property income	284	492	587	680
Interest income	188	430	562	878
	$6,239	$6,005	$14,661	$12,245
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three and six months ended June 30, 2025 and 2024 the Company had the following sources of royalty revenue:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Gediktepe	$1,928	$1,806	$6,233	$4,796
Timok	1,625	1,586	3,208	2,853
Leeville	1,412	1,187	2,322	2,051
Balya	596	311	1,268	508
Gold Bar South	129	167	287	242
Advanced royalty payments	77	26	194	237
	$5,767	$5,083	$13,512	$10,687
During the six months ended June 30, 2025, the Company recognized staged cash payments totaling $220 (2024 - $210), and equity payments valued at $92 (2024 - $51) in connection with property agreements from various partners. These payments have been included in option and other property income within revenue and other income.

12. General and Administrative Expenses
During the three and six months ended June 30, 2025 and 2024 the Company had the following sources of general and administrative expenses:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries, consultants, and benefits	$793	$778	$2,028	$1,756
Professional fees	341	467	684	703
Investor relations and shareholder information	141	115	297	338
Transfer agent and filing fees	41	39	176	160
Administrative and office	255	251	461	573
Travel	45	44	140	74
Stamp taxes	-	-	-	238
	$1,616	$1,694	$3,786	$3,842

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
13. Royalty Generation and Project Evaluation
During the six months ended June 30, 2025, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$105	$100	$98	$29	$13	$20	$365
Drilling, technical, and support costs	185	1,421	122	-	18	128	1,874
Personnel	65	593	712	15	109	1,422	2,916
Property costs	125	107	87	69	1	-	389
Professional costs	64	15	239	45	36	-	399
Share-based payments	41	105	41	-	21	192	400
Travel	15	20	72	-	12	82	201
Total Expenditures	600	2,361	1,371	158	210	1,844	6,544
Recoveries from partners	(184)	(1,664)	-	-	(18)	-	(1,866)
Net Expenditures	$416	$697	$1,371	$158	$192	$1,844	$4,678
*Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
During the six months ended June 30, 2024, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$66	$188	$158	$2	$-	$62	$476
Drilling, technical, and support costs	310	324	375	-	40	261	1,310
Personnel	177	489	565	59	96	1,028	2,414
Property costs	559	198	36	531	10	-	1,334
Professional costs	160	17	96	98	10	-	381
Share-based payments	60	128	53	14	17	222	494
Travel	36	8	12	-	3	80	139
Total Expenditures	1,368	1,352	1,295	704	176	1,653	6,548
Recoveries from partners	(91)	(616)	-	-	-	-	(707)
Net Expenditures	$1,277	$736	$1,295	$704	$176	$1,653	$5,841
•Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
14. Share-based Payments
During the six months ended June 30, 2025, the Company recorded aggregate share-based payments of $1,691 (2024 - $1,543) as they relate to the fair value of stock options, RSUs and DSUs vested.
Share-based payments for the six months ended June 30, 2025 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$389	$314	$703
RSUs with performance criteria	478	9	487
RSUs with no performance criteria	145	77	222
Deferred share units	279	-	279
Total	$1,291	$400	$1,691
Share-based payments for the six months ended June 30, 2024 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$681	$469	$1,150
RSUs with performance criteria	367	23	390
RSUs with no performance criteria	1	2	3
Total	$1,049	$494	$1,543

15. Other Losses
In April 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in the loss of $2,326. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible.

16. Net Income (Loss) per Share

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income (loss)	$642	$(4,022)	$1,902	$(6,249)
Weighted average number of common shares outstanding - basic	108,712,259	113,076,261	109,001,557	112,664,381
Dilutive effect of stock options and warrants	559,945	-	316,030	-
Weighted average number of common shares outstanding - diluted	109,272,204	113,076,261	109,317,587	112,664,381
Basic earnings (loss) per share	$0.01	$(0.04)	$0.02	$(0.06)
Diluted earnings (loss) per share	$0.01	$(0.04)	$0.02	$(0.06)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
17. Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel for the six months ended June 30, 2025 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$717	$449	$1,166
Outside directors	400	409	809
Seabord Management Corp.*	61	-	61
Total	$1,178	$858	$2,036
*Seabord Management Corp. (“Seabord”) is a management services company partially controlled by the Chief Accounting Officer ("CAO") of the Company. Seabord provided office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
The aggregate value of transactions and outstanding balances relating to key management personnel for the six months ended June 30, 2024 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$545	$304	$849
Outside directors	392	475	867
Seabord Management Corp.*	160	-	160
Total	$1,097	$779	$1,876
*Seabord is a management services company partially controlled by the CAO of the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.

18. Segmented Information
For the six months ended June 30, 2025, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$59	$2,744	$10,710	$(1)	$13,512
Option and other property income	159	414	-	14	587
Interest income	19	4	-	539	562
Total	$237	$3,162	$10,710	$552	$14,661
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
For the six months ended June 30, 2024, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$186	$2,343	$8,158	$-	$10,687
Option and other property income	86	542	-	52	680
Interest income	5	95	-	778	878
Total	$277	$2,980	$8,158	$830	$12,245
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
18. Segmented Information (continued)
As at June 30, 2025, the Company had royalty and other property interests, and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Total
Royalty and other property interests
As at June 30, 2025	$649	$4,795	$21,028	$20,071	$2,344	$48,887
As at December 31, 2024	$649	$4,972	$24,096	$13,060	$1,994	$44,771
Property and equipment
As at June 30, 2025	$-	$475	$62	$-	$88	$625
As at December 31, 2024	$127	$511	$68	$-	$-	$706

19. Risk and Capital Management: Financial Instruments
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at June 30, 2025, the Company had working capital of $30,188 (December 31, 2024 - $41,501). The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from its investment in SLM California.
The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 9. There were no change in the Company's approach to capital management for the period presented.
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
19. Risk and Capital Management: Financial Instruments (continued)
Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$2,177	$4,070	$-	$6,247
Investments - warrants	-	498	-	498
Total	$2,177	$4,568	$-	$6,745

Liability	Level 1	Level 2	Level 3	Total
Deferred share units	$292	$-	$-	$292
Derivative liability - warrants	-	1,028	-	1,028
Total	$292	$1,028	$-	$1,320
The carrying value of cash and cash equivalents, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities and advances from joint venture partners, approximate their fair value because of the short-term nature of these instruments.
The Company has a deferred share unit liability, related to share-based payment arrangements, that is measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.
Interest Rate Risk
The Company monitors its exposure to interest rates and is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents, restricted cash and a loan payable (Note 9). The Company’s loan payable is subject to a floating interest rate. During the six months ended June 30, 2025, a 1% change in nominal interest rates would not have increased or decreased the Company's finance expense by a material amount.
Market Risk
Market risks are the risks that change in market factors, such as publicly traded securities, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
The Company is exposed to fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2025 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $543.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
19. Risk and Capital Management: Financial Instruments (continued)
Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and evaluating options for additional resources. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.
As at June 30, 2025, the Company held $34,591 in current assets (December 31, 2024 - $46,789) and $4,403 in current liabilities (December 31, 2024 - $5,288). Management continuously monitors and reviews both actual and forecasted cash flows as well as additional financing opportunities in order to settle all current liabilities.
Commodity Risk
The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.
Currency Risk
Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, marketable securities, trade and other receivables, trade and other payables and deferred tax assets and liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2025, a 10% increase (decrease) of the value of the Canadian dollar relative to the US dollar would not have a material impact on net loss.
Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial.

20. Supplemental Disclosure with Respect to Cash Flows
Changes in non-cash working capital:

	Six months ended June 30,
	2025	2024
Trade receivables and other assets	$5,288	$1,802
Accounts payable and accrued liabilities	(1,582)	(457)
Advances from joint venture partners	(196)	323
Total	$3,510	$1,668

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
20. Supplemental Disclosure with Respect to Cash Flows (continued)
Other non-cash operating activities:

	Six months ended June 30,
	2025	2024
Loss on revaluation of derivative liabilities	$562	$107
Gain on sale of subsidiary	(128)	(365)
Impairment charges	736	45
Loss on debt modification	31	-
Gain on revaluation of receivables, net	(176)	-
Loss on disposal of property and equipment	32	-
Realized loss on sale of investments	896	1,946
Foreign exchange (gain) loss	(408)	132
Total	$1,545	$1,865
Other investing activities:

	Six months ended June 30,
	2025	2024
Option payments received	$-	$10
Interest received on cash and cash equivalents	231	196
Purchase and sale of property and equipment, net	(140)	-
Reclamation bonds	25	11
Total	$116	$217
During the six months ended June 30, 2025 and 2024, the Company paid income tax of $1,381 and $711, respectively.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23